Mail Stop 4561

      February 1, 2006

Joseph Caffarelli
Corvu Corporation
3400 West 66th Street
Edina, Minnesota 55435

Re:	Corvu Corporation
      Form 10-KSB for Fiscal Year Ended June 30, 2005
Forms 10-QSB for Fiscal Quarters Ended September 30, 2005 and
December 31, 2005
      File No. 000-29299

Dear Mr. Caffarelli:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Capital Resources and Liquidity, page 13

1. Your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. Tell us how you considered Item 303 of Regulation S-K and Section IV of the "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960) regarding your MD&A disclosures.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies, page 21

(A) Revenue Recognition, page 21

2. We note the five integrated modules as part of your CorVu 5 software product. Tell us more about these modules and how they impact the software license fee you charge. Further, you indicate that the CorPlanning (tm) module can be used as a stand-alone application or as an integrated component of CorVu 5. Tell us whether a customer gains access to the right to use all of the CorVu
5 modules when they enter into a license agreement or whether access is restricted to modules negotiated within the license agreement. If so, tell us how you account for this right and identify the accounting literature that supports your conclusion.

3. We note your disclosure that "all pricing is based upon the number
of users licensed under the agreement with the respective
customer"
(your page 3).  Tell us whether you consider these arrangements to be
site licenses or multiple single licenses as defined by paragraph
21
of SOP 97-2 including the basis for your conclusion. In this regard, describe your pricing structure for licensing software and providing
PCS. Address your consideration of AICPA TPA 5100.75, if applicable.

4. We note that your maintenance and support renewal agreements include a right to upgrades, when and if available. Tell us more about these upgrades and how they fall in line with the guidance in paragraph 36 of SOP 97-2. In this regard, tell us whether the upgrades are considered specified or unspecified and your basis for this determination.

5. Tell us whether any payment concessions are provided to your customers who enter into maintenance contracts, which would result in revenue deferrals for services already provided. In this regard, explain why revenue is recognized upon collection of the funds from customers. Indicate how you determine the amount of revenue to recognize when the collection is received. That is, does the amount of collection equal the amount that would be recognized based on ratable revenue recognition? In your response, provide management`s explanation for the significant change in deferred revenue between June 30, 2004 and June 30, 2005.

6. We note your use of Value Added Resellers (VARs) to generate license revenues. We also note your disclosure that "software license fee revenues from end-users and resellers are generally recognized when...software has been delivered to the
customer..."(your page 8).   Tell us whether your use of the term
"customer" refers to the reseller or end-user. If so, explain why you believe that revenue recognition upon delivery to the reseller is proper. In your response, tell us how you considered paragraph 30 of
SOP 97-2 when evaluating whether the fee is fixed or determinable in arrangements with resellers.

7. You disclose that resellers or distributors do not have the right of return. We note that your 2nd Quarter Form 10-QSB excludes this reference in both the revenue recognition policy footnote and the critical accounting policies disclosures. Indicate whether you have modified the contractual terms with resellers or distributors to provide them with the right of return. If so, tell us how you comply with paragraph 6 and 8 of SFAS 48.

8. We note the termination clauses that are included within your VAR agreements (your page 8). Tell us how these termination clauses impact your ability to evaluate whether the arrangement fee is fixed or determinable. In this regard, explain whether any refund provisions exist within your VAR agreements.

9. Describe how you measure and recognize revenue from consulting and other revenues. In this regard, you state that these revenues are recognized when services are performed. This statement does not clearly disclose how service revenue is earned, measured, and recognized. Describe your pricing structure for these services and address how your policies comply with paragraph 66 of SOP 97-2.

Item 8A. Controls and Procedures, page 38

10. We note your disclosure that "[a]s of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the Company`s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)
under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule
13a-15(e).

Exhibits 31.1 and 31.2

11. Note that the language of the certifications required by Item 601(b)(31) of Regulation S-B must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs Caffarelli and Carlson signed these certifications in their individual capacity. Further, we note that paragraph one of these exhibits does not specify the report reviewed (i.e., annual report or quarterly report) by the certifying individual. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. Additionally, you should identify the report reviewed in paragraph one of the certifications. This comment also applies to exhibits 31.1 and 31.2 to your Forms 10-QSB for the quarters ended September 30 and December 31, 2005.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Joseph Caffarelli
Corvu Corporation
February 1, 2006
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